SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2016

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2017	
Estimated average burden	
Hours per response. 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWCD LLC dba Campfire Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

81 Campfire Road
(No. and Street)

Chappaqua	**NY**	**10514**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gaudet — **914-861-2113** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road, PO Box 139	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Peter W. Gaudet__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SWCD LLC dba Campfire Capital__ , as

of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE



Signature

__President__

Title

Barbara A. Cuatt

Notary Public

BARBARA A. CUATT
Notary Public, State of New York
No. 01CU5025253
Qualified in Westchester County
Commission Expires 3/21/18

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Knight • Rolleri • Sheppard. CPAS, LLP
Michael J. Knight. CPA. CVA. CFE. ABV
John M. Rolleri. CPA. CFE
Ryan C. Sheppard. CPA. CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SWCD, LLC dba Campfire Capital

We have audited the accompanying statement of financial condition of SWCD, LLC dba Campfire Capital as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of SWCD, LLC dba Campfire Capital's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SWCD, LLC dba Campfire Capital as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 25, 2017

1499 Post Road. Suite 1040 • Fairfield. CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	86,890
Property and equipment, net of accumulated depreciation of $1,444		481
Other current assets		2,212
	$	89,584

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	51,088
Member's equity		38,496
	$	89,584

Note 1   **Description of the Company**

SWCD LLC dba Campfire Capital (the "Company") formed on June 19, 2008, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on April 29, 2014. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note 2   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2016, there were no cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using straight-line method over the estimated useful lives of the related assets.
Property and equipment consisted of the following as of December 31, 2016:

Computers and equipment	1,926
Total cost	1,926
Accumulated depreciation	(1,444)
Property and equipment, net	481

Depreciation expense charged to operations for the year ended December 31, 2016 was $642.

Revenue Recognition
The Company enters into agreements with customers for advisory services, service fees, mergers and acquisitions and private placement transactions. Accordingly, management recognizes advisory fee income as services are performed and success fees when the transaction is completed.

Accounts Receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowances for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2016.

Note 2   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The sole member of the Company has elected to have the Company taxed as a single member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or loss and tax credits are reflected on the income tax returns of the member.

Income Tax Positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 3   **Related Party Transactions**
The Company utilizes office space owned by the sole member. No rent was charged to the Company during the 12 months ended December 31, 2016.

Note 4   **Concentrations**

Customers
The Company earned a single success fee of over 18 million which is 97% of its revenue from one customer during the twelve months ended December 31, 2016. The Company paid the fee, net of expenses, to one of its representatives.
accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 4   **Concentrations(continued)**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016 the Company's net capital was $35,803, which was $30,803 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 1.43 to 1.

Note 6   **Subsequent events**
The Company has evaluated subsequent events through February 25, 2017, which is the date the financial statements were available to be issued.